Annual Report 2001

United Bank Rocks

United Bancorporation of Alabama

In the 98 year history of this institution, we have seen the world change in many ways, mostly for the better. One thing, however, that no one has been able to improve upon is face-to-face communication. After a five year focus on developing and providing the newest technology for our clients, we made a surprising discovery. This year, we converted an old general store in Silverhill into our newest branch. We liked the look so much,

we kept the rocking chairs.

Something about those rockers helped our customers talk to us more freely. Perhaps the quaintness put them at ease. Perhaps rocking helped them burn off energy. Maybe the chairs are a reminder of a time when trust was the cornerstone of business success. Whatever the reason, we were soon amazed by the openness of the communication with our customers.

Contents


It seems the one thing that no one
has been able to improve upon is
face-to-face communication.
back and forth


Our chairs go back and forth.

Our values cont.

Communication has been at the core of our philosophy since the bank's inception. We strive to provide the most technologically advanced products and services to meet our customers' needs. But first we must uncover those needs. We can only be successful in meeting the needs of our customers if they feel comfortable sharing them with us. And we found the key to making that happen in something as simple as a rocking chair. As our customers continue to give us feedback, we can further enhance our products and services, building on the success of our on-line banking services. And our most essential function, the art of getting to know one another.




United Bank

Recognized by the National Register of Historic Places, the People's Supply building now houses United Bank's Silverhill branch. The beloved landmark originally opened as a general mercantile store in 1902.

To our stockholders

Operating results for 2001 were in line with the prior year; however, net income for the year was $2,069,570, a record profit for the bank. Earnings per share of $1.89 were slightly better than the $1.87 earned during 2000. These results were below the bank's forecast but reflect the unprecedented interest rate environment and economic conditions of 2001. The year began with a slowing economy that was further impacted by the tragic events of September 11th. Along with the rest of our country, United Bank and our people were affected in various ways. The thoughts and prayers of all our people were with the victims and their families.

Despite the negative impact of the recession, core deposits, which do not include deposits used in leverage strategies, and net loans, increased by 2.78% and 5.34% respectively over prior year. This positive growth occurred in the bank's established and expansion markets. During the year, the bank completed its information systems conversion. This investment in technology will begin to positively impact operating efficiencies in 2002. Despite the affect of the slowing economy on local businesses, loan quality remained at acceptable levels. With the opening of our Magnolia Springs and Silverhill offices the bank now operates ten offices. These new offices, opened in early 2001, are both located in restored historic buildings. The opening of the "general store" branch in Silverhill brought a new focus to the bank's long standing philosophy of listening to our customers.

This year's report to you our shareholders highlights the symbol of this philosophy, the rocking chair. In all of our offices, customers are greeted by professional bankers and invited to spend a little time discussing their financial needs and enjoy rocking. Our new enhanced technology which helps us better profile and serve the customer, along with the familiar rocking chair, create a unique banking experience. We continue to explore avenues and strategies to make banking at United Bank more convenient and rewarding.

There are good things happening at United Bank. We invite you to come by for a visit and see for yourself. As always, the directors, officers and staff of United Bank appreciate your continued support, advice and loyalty.

KPMG

Financial Center, Suite 1200
Birmingham, AL 35203

Independent Auditors' Report

The Board of Directors and Stockholders
United Bancorporation of Alabama, Inc.:

We have audited the accompanying consolidated balance sheets of United Bancorporation of Alabama, Inc. and subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of United Bancorporation of Alabama, Inc. and subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 27, 2002

Consolidated Balance Sheets

December 31, 2001 and 2000

Assets	2001	2000
Cash and due from banks	$ 16,704,812	18,360,173
Federal funds sold and securities purchased under agreements to resell	2,644,000	2,000,000
Cash and cash equivalents	19,348,812	20,360,173
Investment securities available for sale, at fair value (cost of $41,167,492 and $46,160,342 at December 31, 2001 and 2000, respectively)	41,615,592	46,168,451
Investment securities held to maturity (fair value of $14,011,852 at December 31, 2000)	—	13,975,608
Loans	149,045,609	141,537,156
Less: Unearned income	—	2,548
Allowance for loan losses	1,993,245	1,939,307
Net loans	147,052,364	139,595,301
Premises and equipment, net	5,901,032	4,998,341
Interest receivable	1,979,310	2,578,553
Other assets	4,058,422	3,810,168
Total assets	$ 219,955,532	231,486,595

(Continued)

Consolidated Balance Sheets, continued

December 31, 2001 and 2000

Liabilities and Stockholders' Equity	2001	2000
Deposits:		
Noninterest bearing	$ 33,406,633	30,020,542
Interest bearing	147,102,536	161,569,137
Total deposits	180,509,169	191,589,679
Securities sold under agreements to repurchase	9,069,292	10,666,554
Advances from Federal Home Loan Bank	6,235,327	5,889,148
Treasury, tax and loan account	415,728	595,785
Accrued expenses and other liabilities	1,879,523	2,640,956
Total liabilities	198,109,039	211,382,122
Stockholders' equity:		
Class A common stock, $.01 par value. Authorized 5,000,000 shares; 1,159,481 and 1,156,881 shares issued in 2001 and 2000, respectively	11,595	11,569
Class B common stock, $.01 par value. Authorized 250,000 shares; no shares issued	—	—
Preferred stock, $.01 par value. Authorized 250,000 shares; no shares issued	—	—
Surplus	5,056,304	4,994,477
Retained earnings	16,961,631	15,550,141
Accumulated other comprehensive income, net of deferred taxes of $179,237 and $3,244 in 2001 and 2000, respectively	268,863	4,866
	22,298,393	20,561,053
Less 62,181 and 62,649 treasury shares at cost in 2001 and 2000, respectively	451,900	456,580
Total stockholders' equity	21,846,493	20,104,473
Commitments and contingencies		
Total liabilities and stockholders' equity	$ 219,955,532	231,486,595

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

Years ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Interest income:			
Interest and fees on loans	$ 13,029,747	13,004,220	11,593,789
Interest on investment securities:			
Taxable	1,939,741	2,706,169	2,486,621
Nontaxable	957,204	1,142,995	1,022,963
Total interest on investment securities	2,896,945	3,849,164	3,509,584
Other interest income	294,187	457,097	234,819
Total interest income	16,220,879	17,310,481	15,338,192
Interest expense:			
Interest on deposits	6,638,940	7,425,980	5,903,334
Interest on other borrowed funds	812,102	1,129,485	1,031,321
Total interest expense	7,451,042	8,555,465	6,934,655
Net interest income	8,769,837	8,755,016	8,403,537
Provision for loan losses	480,000	475,000	496,000
Net interest income after provision for loan losses	8,289,837	8,280,016	7,907,537
Noninterest income:			
Service charges on deposits	1,607,296	1,243,544	1,108,164
Commissions on credit life insurance	61,197	39,940	45,878
Investment securities gains, net	173,214	34,725	31,907
Other	462,250	344,220	290,064
Total noninterest income	2,303,957	1,662,429	1,476,013
Noninterest expense:			
Salaries and benefits	4,221,498	3,841,509	3,879,425
Net occupancy expense	1,414,763	1,258,739	1,003,641
Other	2,244,493	2,125,930	1,926,946
Total noninterest expense	7,880,754	7,226,178	6,810,012
Earnings before income taxes	2,713,040	2,716,267	2,573,538
Income tax expense	643,470	669,696	625,762
Net earnings	$ 2,069,570	2,046,571	1,947,776
Basic earnings per share	$ 1.89	1.87	1.88
Basic weighted average shares outstanding	1,095,706	1,091,538	1,034,346
Diluted earnings per share	$ 1.87	1.86	1.86
Diluted weighted average shares outstanding	1,108,630	1,100,702	1,046,799

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity and Comprehensive Income

Years ended December 31, 2001 and 2000

	Shares	Common stock	Surplus	Retained earnings	Accumulated other comprehensive income	Treasury stock	Total stockholders' equity	Comprehensive income
Balance December 31, 1998	1,096,320	10,964	3,476,518	12,741,206	284,877	(465,590)	16,047,975	
Net earnings	—	—	—	1,947,776	—	—	1,947,776	1,947,776
Unrealized change in fair value investment securities available for sale, net	—	—	—	—	(1,093,477)	—	(1,093,477)	(1,093,477)
Comprehensive income								854,299
Cash dividends declared ($0.55 per share)	—	—	—	(584,112)	—	—	(584,112)	
Amortization of difference between fair value and exercise price of stock options	—	—	193,359	—	—	—	193,359	
Exercise of stock options	5,000	50	79,950	—	—	—	80,000	
Sale of common stock	47,961	480	1,054,662	—	—	—	1,055,142	
Balance December 31, 1999	1,149,281	11,494	4,804,489	14,104,870	(808,600)	(465,590)	17,646,663	
Net earnings	—	—	—	2,046,571	—	—	2,046,571	2,046,571
Unrealized change in fair value investment securities available for sale, net	—	—	—	—	813,466	—	813,466	813,466
Comprehensive income								2,860,037
Cash dividends declared ($0.55 per share)	—	—	—	(601,300)	—	—	(601,300)	
Amortization of difference between fair value and exercise price of stock options	—	—	45,760	—	—	—	45,760	
Exercise of stock options	5,600	55	89,545	—	—	—	89,600	
Sale of common stock	2,000	20	43,980	—	—	—	44,000	
Sale of treasury stock under employee stock purchase plan	—	—	10,703	—	—	9,010	19,713	
Balance December 31, 2000	1,156,881	$ 11,569	4,994,477	15,550,141	4,866	(456,580)	20,104,473	
Net earnings				2,069,570	—	—	2,069,570	2,069,570
Unrealized change in fair value investment securities available for sale, net	—	—	—	—	263,997	—	263,997	263,997
Comprehensive income								2,333,567
Cash dividends declared ($0.60 per share)	—	—	—	(658,080)	—	—	(658,080)	
Amortization of difference between fair value and exercise price of stock options	—	—	12,480	—	—	—	12,480	
Exercise of stock options	2,600	26	41,574	—	—	—	41,600	
Sale of treasury stock under employee stock purchase plan	—		7,773	—	—	4,680	12,453	
Balance December 31, 2001	1,159,481	$ 11,595	5,056,304	16,961,631	268,863	(451,900)	21,846,493	

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended December 31, 2001 and 2000

	2001	2000	1999
Cash flows from operating activities:			
Net earnings	$ 2,069,570	2,046,571	1,947,776
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Provision for loan losses	480,000	475,000	496,000
Compensation expense arising from stock option awards	12,480	45,760	193,359
Depreciation of premises and equipment	610,438	511,545	393,352
Net amortization of premium on investment securities	28,742	89,274	234,192
Gains on sales of investment securities available for sale, net	(173,214)	(34,725)	(31,907)
Deferred income taxes	6,008	(45,271)	(146,436)
Decrease (increase) in interest receivable	599,243	(379,596)	25,485
(Increase) decrease in other assets	(182,263)	(1,853,095)	(219,580)
(Increase) decrease in accrued expenses and other liabilities	(937,426)	233,974	581,696
Net cash provided by operating activities	2,513,578	1,089,437	3,473,937
Cash flows from investing activities:			
Proceeds from maturities, calls, and principal repayments of investment securities held to maturity	—	1,533,328	1,446,418
Proceeds from maturities, calls, and principal repayments of investment securities available for sale	17,477,907	6,813,946	12,016,772
Proceeds from sales of investment securities available for sale	9,443,336	4,627,751	7,499,649
Purchases of investment securities available for sale	(7,808,314)	(13,970,942)	(10,499,196)
Net increase in loans	(8,009,062)	(18,070,061)	(19,406,572)
Purchases of premises and equipment	(1,513,129)	(529,902)	(2,505,402)
Proceeds from sales of other real estate	—	72,304	26,948
Net cash provided by (used in) investing activities	9,590,738	(19,523,576)	(11,421,383)

(Continued)

Consolidated Statements of Cash Flows, continued

Years ended December 31, 2001 and 2000

	2001	2000	1999
Cash flows from financing activities:			
Net (decrease) increase in deposits	$ (11,080,510)	8,381,228	30,381,912
Net (decrease) increase in securities sold under agreements to repurchase	(1,597,262)	1,731,551	(2,875,185)
Cash dividends	(658,080)	(601,300)	(584,112)
Exercise of stock options	41,600	89,600	80,000
Proceeds from sale of common stock	—	44,000	1,055,142
Proceeds from sale of treasury stock	12,453	19,713	—
Advance from FHLB	2,000,000	—	3,340,406
Repayments of advances from FHLB	(1,653,821)	(3,898,614)	
(Decrease) increase in other borrowed funds	(180,057)	71,044	475,472
Net cash (used in) provided by financing activities	(13,115,677)	5,837,222	31,873,635
Net (decrease) increase in cash and cash equivalents	(1,011,361)	(12,596,917)	23,926,189
Cash and cash equivalents, beginning of year	20,360,173	32,957,090	9,030,901
Cash and cash equivalents, end of year	$ 19,348,812	20,360,173	32,957,090
Supplemental disclosures:			
Cash paid during the year for:			
Interest	$ 7,843,008	8,003,132	6,925,803
Income taxes	864,980	682,305	746,750
Noncash transactions:			
Transfer of loans to other real estate through foreclosure	$ 72,000	82,539	—
Transfer of securities from held to maturity to available for sale	13,975,608	—	—

See accompanying notes to consolidated financial statements.

Notes to Financial Statements

December 31, 2001, 2000 and 1999

(1) Summary of Significant Accounting Policies

(a) *Principles of Consolidation*

The accompanying consolidated financial statements include the financial statements of United Bancorporation of Alabama, Inc. (the Corporation) and its wholly owned subsidiary, United Bank (the Bank) collectively referred to as the Company. Significant intercompany balances and transactions have been eliminated in consolidation.

(b) *Basis of Presentation*

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses. In connection with the determination of the allowances for loan losses and real estate owned, management obtains independent appraisals for significant properties.

Management believes the allowances for losses on loans and real estate owned are adequate. While management uses available information to recognize losses on loans and real estate owned, future additions to the allowances may be necessary based on changes in economic conditions, particularly in Alabama, as substantially all loans are to borrowers within the state. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowances for losses on loans and real estate owned. Such agencies may require the Company to recognize additions to the allowances based on their judgments about information available to them at the time of their examination.

(c) *Cash Equivalents*

The Company considers due from banks and federal funds sold to be cash equivalents. Federal funds are generally sold for one-day periods.

(d) *Investment Securities*

Investment securities are classified in one of three portfolios: (i) trading account securities, (ii) held to maturity securities, and (iii) securities available for sale. Trading account securities are stated at fair value. Investment securities held to maturity are stated at cost adjusted for amortization of premiums and accretion of discounts. With regard to investment securities held to maturity, management has the intent and ability to hold such securities until maturity. Investment securities available for sale are to be stated at fair value with any unrealized gains and losses reported in a separate component of stockholders' equity, net of tax effect, until realized. Once realized, gains and losses on investment securities available for sale are reflected in current period earnings.

(Continued)

Interest earned on investment securities is included in interest income. Net gains and losses on the sale of investment securities available for sale, computed on the specific identification method, are shown separately in noninterest income in the consolidated statements of operations. Accretion of discounts and amortization of premiums are calculated on the effective interest method over the anticipated life of the security.

A decline in the fair value of any security below amortized cost that is deemed other than temporary is charged to income resulting in the establishment of a new cost basis for the security.

(e) *Loans*

Interest income on loans is credited to earnings based on the principal amount outstanding at the respective rate of interest. Accrual of interest on loans is discontinued when a loan becomes contractually past due by 90 days or more with respect to interest or principal. When a loan is placed on nonaccrual status, all interest previously accrued, but not collected, is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are recorded on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

Management considers a loan to be impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. When a loan is considered impaired, the amount of impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate. If the loan is collateral-dependent, the fair value of the collateral is used to determine the amount of impairment. Impairment losses are included in the allowance for loan losses through a charge to the provision for loan losses. Impaired loans are charged to the allowance when such loans are deemed to be uncollectible. Subsequent recoveries are added to the allowance.

When a loan is considered impaired, cash receipts are applied under the contractual terms of the loan agreement, first to principal and then to interest income. Once the recorded principal balance has been reduced to zero, future cash receipts are applied to interest income, to the extent that any interest has not been recognized. Any further cash receipts are recorded as recoveries of any amount previously charged off.

A loan is also considered impaired if its terms are modified in a troubled debt restructuring. For those accruing impaired loans, cash receipts are typically applied to principal and interest receivable in accordance with the terms of the restructured loan agreement. Interest income is recognized on these loans using the accrual method of accounting.

(f) *Allowance for Loan Losses*

The ultimate collectibility of a substantial portion of the Company's loan portfolio and the recovery of real estate owned are susceptible to changes in economic and market conditions in the geographic area served by the Company and various other factors.

(Continued)

Notes to Financial Statements

December 31, 2001, 2000 and 1999

Additions to the allowance for loan losses are based on management's evaluation of the loan portfolio under current economic conditions, past loan loss experience and such other factors, which, in management's judgment, deserve recognition in estimating loan losses. Loans are charged-off when, in the opinion of management, such loans are deemed to be uncollectible. Subsequent recoveries are added to the allowance.

(g) ***Premises and Equipment***

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using both the declining-balance method and the straight-line method over the estimated useful lives of the assets, which range from three to fifty years.

(h) ***Other Real Estate***

Other real estate represents property acquired through foreclosure or deeded to the Company in lieu of foreclosure on real estate mortgage loans on which borrowers have defaulted. Other real estate is carried at the lower of cost or fair value, adjusted for estimated selling costs. Reductions in the balance of other real estate at the date of foreclosure are charged to the allowance for loan losses. Subsequent changes in fair value, up to the value established at foreclosure, are recognized as charges or credits to noninterest expense with an offset to the allowance for losses on other real estate.

(i) ***Income Tax Expense***

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company files its federal income tax returns on a consolidated basis.

(j) ***Stock Option Plan***

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations, in accounting for its fixed plan stock options. As such, compensation expense is recorded if the current market price on the date of grant of the underlying stock exceeds the exercise price.

Statement of Financial Accounting Standards (SFAS) No. 123, *Accounting for Stock Based Compensation*, prescribes the recognition of compensation expense based on the fair value of options on the grant date and allows companies to apply APB No. 25 as long as certain pro forma disclosures are made assuming hypothetical fair value method application. See note 10 for pro forma disclosures required by SFAS No. 123.

(Continued)

Notes to Financial Statements

December 31, 2001, 2000 and 1999

(k) *Earnings per Share*

Basic and diluted earnings per share are computed on the weighted average number of shares outstanding in accordance with SFAS No. 128, *Earnings Per Share.*

(l) *Business Segments*

SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information,* establishes standards for the disclosures made by public business enterprises to report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Company operates in only one segment – commercial banking.

(m) *Recent Accounting Pronouncements*

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. For the Company, SFAS No. 133 as amended was effective January 1, 2001. Upon adoption of SFAS No. 133, management reclassified securities with a book value of $13,975,608 and a fair value of $14,011,852 from the held-to-maturity classification to available-for-sale classification as permitted by the Standard. This resulted in an increase of accumulated other comprehensive income of $21,746, which was net of a corresponding deferred tax liability of $14,498. Otherwise, the adoption of SFAS No. 133 has had no impact on the consolidated financial statements of the Corporation.

In September 2000, the FASB issued SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*. SFAS No. 140 is applicable to all transfers and servicing of financial assets and extinguishments of liabilities after March 31, 2001. The Statement is effective for recognition and reclassification of collateral and disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. Due to the nature of the Company's activities, SFAS No. 140 has had no impact on the consolidated financial statements of the Corporation.

In July 2001, the FASB issued SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after September 30, 2001. SFAS No. 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 will also require that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets*

(Continued)

to be Disposed Of: The Company is required to adopt the provision of SFAS No. 141 effective immediately and SFAS No. 142 effective January 1, 2002. The Company does not currently have any goodwill capitalized on its balance sheet. Accordingly, the Company currently does not expect the adoption of SFAS Nos. 141 and 142 to have an impact on the consolidated financial statements of the Company.

In July 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations*. This standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When a liability is initially recorded, an entity must capitalize the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The Company is required to adopt the provisions of SFAS No. 143 for fiscal years beginning after September 15, 2002. The Corporation is currently assessing whether SFAS No. 143 will have an impact on its consolidated financial statements.

In July 2001, the Office of the Chief Accountant and the Division of Corporation Finance of the Securities and Exchange Commission (the Commission) released Staff Accounting Bulletin No. 102 (SAB 102), *Selected Loan Loss Allowance Methodology and Documentation Issues*, which provides certain views of the Commission staff on the development, documentation, and application of a systematic loan loss allowance methodology. SAB 102 does not change any of the accounting profession's existing rules on accounting for loan loss provision or allowances. Rather, the SAB draws upon existing guidance, in Commission rules and interpretations, generally accepted accounting principles, and generally accepted auditing standards, and explains certain view of the Commission staff on applying existing guidance related to loan loss allowance methodologies and supporting documentation. SAB 102 is effective immediately and has not had a significant impact on the Company's consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* which supersedes both SFAS No. 121 and the accounting and reporting provisions of APB Opinion No. 30, *Reporting and Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequent Occurring Events and Transactions* (Opinion No. 30), for the disposal of a segment of a business (as previously defined in that Opinion). SFAS No. 144 retains the fundamental provisions in SFAS No. 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS No. 121. For example, SFAS No. 144 provides guidance on how a long-lived asset that is used, as part of a group should be evaluated for impairment, establishes criteria for when a long-lived asset is held for sale, and prescribes the accounting for a long-lived asset that will be disposed of other than by sale. SFAS No. 144 retains the basic provisions of Opinion No. 30 on how to present discontinued operations in the income statement but broadens that presentation to include a component of an entity (rather than a segment of a business). Unlike SFAS No. 121, an impairment assessment under SFAS No. 144 will not result in a write-down of goodwill. Rather, goodwill is evaluated for impairment under SFAS No. 142, *Goodwill and Other Intangible Assets*.

(Continued)

The Company is required to adopt SFAS No. 144 no later than the year beginning after December 15, 2001, and plans to adopt its provisions for the year ending March 31, 2002. Management does not expect the adoption of SFAS No. 144 to have a material impact on the Company's financial statements because the impairment assessment under SFAS No. 144 is largely unchanged from SFAS No. 121. The provisions of the statement for assets held for sale or other disposals generally are required to be applied prospectively after the adoption date to newly initiated disposal activities. Therefore, management cannot fully determine the potential effects that adoption of SFAS No. 144 will have on the Company's consolidated financial statements.

(2) Cash and Due From Banks

The Corporation's subsidiary bank is required by the Federal Reserve Bank to maintain daily cash balances. These balances were $1,052,000 and $1,023,000 at December 31, 2001 and 2000, respectively.

(3) Investment Securities

No investment securities were classified as held to maturity as of December 31, 2001.

The amortized cost and fair value of investment securities held to maturity at December 31, 2000 were as follows:

		Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
U.S. government agencies excluding mortgage-backed securities	$	2,995,318	2,182	(46,260)	2,951,240
State and political subdivisions		9,297,013	107,315	(34,381)	9,369,947
Mortgage-backed securities		1,683,277	12,150	(4,762)	1,690,665
	$	13,975,608	121,647	(85,403)	14,011,852

(Continued)

Notes to Financial Statements

December 31, 2001, 2000 and 1999

The amortized cost and fair value of investment securities available for sale at December 31, 2001 and 2000 were as follows:

		Amortized Cost	Gross unrealized gains	Gross unrealized losses	Fair value
2001					
U.S. Treasury	$	1,506,392	37,828	—	1,544,220
U.S. government agencies, excluding mortgage-backed securities		2,087,767	85,068	(23,220)	2,149,615
State and political subdivisions		18,532,023	248,324	(135,173)	18,645,174
Mortgage-backed securities		18,049,489	272,639	(38,285)	18,283,843
Corporate notes and other		991,821	16,166	(15,247)	992,740
	$	41,167,492	660,025	(211,925)	41,615,592
2000					
U.S. Treasury	$	6,550,881	8,291	(17,282)	6,541,890
U.S. government agencies, excluding mortgage-backed securities		4,191,571	51,792	(39,563)	4,203,800
State and political subdivisions		12,010,159	169,604	(131,384)	12,048,379
Mortgage-backed securities		22,905,303	134,356	(156,627)	22,883,032
Corporate notes and other		502,428	—	(11,078)	491,350
	$	46,160,342	364,043	(355,934)	46,168,451

The amortized cost and fair value of debt securities classified as investment securities available for sale at December 31, 2001, categorized by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties.

		Amortized cost	Fair value
Investment securities available for sale:			
Due in one year or less	$	1,181,970	1,200,102
Due after one year through five years		5,080,762	5,168,802
Due after five years through ten years		6,369,806	6,446,763
Due after ten years		10,485,465	10,516,082
Subtotal		23,118,003	23,331,749
Mortgage-backed securities		18,049,489	18,283,843
Total	$	41,167,492	41,615,592

(Continued)

Notes to Financial Statements

December 31, 2001, 2000 and 1999

Proceeds from sales of investment securities available for sale during 2001, 2000, and 1999, were $9,443,336, $4,627,751, and $7,499,649, respectively. Gross gains of $225,376 and gross losses of $52,162 were realized on those sales in 2001. Gross gains of $40,041 and gross losses of $5,316 were realized on those sales in 2000. Gross gains of $43,974 and gross losses of $12,067 were realized on those sales in 1999.

Securities with carrying values of $30,112,910 and $51,207,392 at December 31, 2001 and 2000, respectively, were pledged to secure public and trust deposits as required by law and for other purposes.

(4) Loans and Allowance for Loan Losses

At December 31, 2001 and 2000, the composition of the loan portfolio was as follows:

	2001	2000
Commercial and financial	$ 78,792,276	72,608,370
Agricultural	19,089,172	14,871,440
Real estate – construction	7,377,897	7,404,300
Real estate – 1-4 family residential mortgage	27,233,771	28,580,500
Installment loans to individuals	16,552,493	18,072,546
Total	$ 149,045,609	141,537,156

A summary of the transactions in the allowance for loan losses for the years ended December 31, 2001, 2000, and 1999 follows:

	2001	2000	1999
Balance at beginning of year	$ 1,939,307	1,676,274	1,428,492
Provision charged to earnings	480,000	475,000	496,000
Less: Loans charged-off	479,901	252,430	297,358
Plus: Loan recoveries	53,839	40,463	49,140
Net charge-offs	426,062	211,967	248,218
Balance at end of year	$ 1,993,245	1,939,307	1,676,274

Loans on which the accrual of interest had been discontinued or reduced amounted to $2,184,316 and $386,213 as of December 31, 2001 and 2000, respectively. If these loans had been current throughout their terms, interest income would have been increased by $123,443, $48,630, and $36,625, for 2001, 2000, and 1999, respectively. At December 31, 2000, the Company had impaired loans of $72,811. At December 31, 2001 and 1999, the Company had no significant impaired loans.

(Continued)

During 2000 and 1999, certain executive officers and directors of the Corporation and its subsidiary, including their immediate families and companies with which they are associated, were loan customers of the Bank. Total loans outstanding to these related parties at December 31, 2001 and 2000, amounted to $5,874,226 and $5,006,428, respectively. The change from December 31, 2000 to December 31, 2001 reflects advances amounting to $1,681,145 and payments of $813,347 made during the year. Such loans are made in the ordinary course of business at normal credit terms, including interest rate and collateral requirements, and do not represent more than a normal credit risk.

(5) Premises and Equipment

At December 31, 2001 and 2000, premises and equipment were as follows:

		2001	2000
Land	$	1,072,612	1,066,112
Buildings and leasehold improvements		4,433,492	4,488,710
Furniture, fixtures and equipment		3,885,957	3,097,827
Automobiles		133,475	136,919
		9,525,536	8,789,568
Less accumulated depreciation		3,624,504	3,791,227
	$	5,901,032	4,998,341

(6) Borrowed Funds

The Company was liable to the Federal Home Loan Bank of Atlanta on the following advances at December 31, 2001:

Maturity date	Interest Rate		
April 2002	4.45%	$	1,000,000
October 2002	4.66%		1,000,000
June 2006	7.19%		77,535
March 2011	4.22%		2,000,000
May 2012	7.41%		123,200
July 2017	6.93%		1,040,000
September 2017	6.82%		590,625
August 2017	6.84%		171,675
July 2020	7.54%		232,292
Total (weighted average rate of 5.350%)		$	6,235,327

At December 31, 2001, the advances were collateralized by a blanket pledge of first-mortgage residential loans.

(Continued)

Notes to Financial Statements

December 31, 2001, 2000 and 1999

(7) Deposits

At December 31, 2001 and 2000, deposits were as follows:

		2001	2000
Noninterest bearing accounts	$	33,406,633	30,020,542
NOW accounts		19,274,192	44,755,793
Money market investment accounts		7,218,784	7,107,980
Savings account		15,016,012	14,286,862
Time deposits:			
Certificates of deposit less than $100,000		70,864,115	65,663,087
Certificates of deposit greater than $100,000		34,729,433	29,755,415
Total deposits	$	180,509,169	191,589,679

Interest expense on certificates of deposit greater than $100,000 amounted to $1,337,682, $1,463,856, and $1,183,108 for the years ended December 31, 2001, 2000, and 1999, respectively.

The Bank had a contract between it and a public entity that ended March 1, 2001. That entity maintained several accounts which had an aggregate account balance of $20,741,491 at the end of December 2000. The contract was not renewed and these funds were withdrawn from the Bank in 2001.

(8) Securities Sold Under Agreements to Repurchase

The maximum amount of outstanding securities sold under agreements to repurchase during 2001 and 2000 was $15,815,554 and $13,228,003, respectively. The weighted average borrowing rate at December 31, 2001 and 2000 was 1.00% and 5.72%, respectively. The average amount of outstanding securities sold under agreements to repurchase during 2001 and 2000 was $11,612,232 and $10,665,742, respectively. The weighted average borrowing rate during the years ended December 31, 2001 and 2000 was 3.15% and 5.52%, respectively. Securities underlying these agreements are under the Company's control.

(9) Income Taxes

Total income tax expense (benefit) for the years ended December 31, 2001, 2000, and 1999 was allocated as follows:

		2001	2000	1999
Income from continuing operations	$	643,470	669,696	625,762
Stockholders' equity, for other comprehensive income	$	176,878	542,360	(728,985)

(Continued)

Notes to Financial Statements

December 31, 2001, 2000 and 1999

The components of income tax expense attributable to income from continuing operations for the years ended December 31, 2001, 2000, and 1999 were as follows:

		2001	2000	1999
Current:				
Federal	$	580,936	599,579	711,105
State		56,526	115,388	61,093
Total		637,462	714,967	772,198
Deferred:				
Federal		7,866	(40,280)	(134,478)
State		(1,858)	(4,991)	(11,958)
Total		6,008	(45,271)	(146,436)
Total income tax expense	$	643,470	669,696	625,762

Total income tax expense differed from the amount computed by applying the statutory federal income tax rate of 34% to pretax earnings as follows:

		2001	2000	1999
Income tax at statutory rate	$	922,434	923,531	875,003
Increase (decrease) resulting from:				
Tax exempt interest		(342,371)	(406,384)	(371,959)
Interest disallowance		46,908	60,867	67,438
Deferred compensation		10,077	12,186	11,739
State income tax net of federal benefit		36,081	72,862	32,429
Premium amortization on tax exempt investment securities		8,722	21,382	23,362
Cash surrendered value of life insurance		(34,962)	—	—
Other, net		(3,419)	(14,748)	(12,250)
	$	643,470	669,696	625,762

(Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2001 and 2000 are as follows:

		2001	2000
Deferred tax assets:			
Loans, principally due to the allowance for loan losses	$	448,241	425,765
Other real estate, principally due to differences in carrying value		20,925	43,695
Accrued expenses		31,384	42,157
Security writedown		4,427	4,399
Other		42	65
Total deferred tax assets		505,019	516,081
Deferred tax liabilities:			
Premises and equipment, principally due to difference in depreciation		172,860	170,503
Investment securities available for sale		179,237	3,244
Discount accretion		40,468	26,429
Accrued employee benefits		—	21,996
Other		546	—
Total deferred tax liabilities		393,111	222,172
Net deferred tax asset (included in other assets)	$	111,908	293,909

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies. Based upon the level of historical taxable income and projection for future taxable income over the periods which the temporary differences resulting in the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

(Continued)

(10) Stock Option Plan

The United Bancorporation of Alabama, Inc. 1998 Stock Option Plan (the Plan) provides for the grant of options to officers, directors, and employees of the Corporation to purchase up to an aggregate of 77,000 shares of Class A Stock. On May 5, 1999, options for shares totaling 42,480 were awarded under the Plan. Of the 42,480 shares, 19,440 vested immediately and the remaining 23,040 vest over a period of three years from the grant date. The changes in outstanding options are as follows:

	Shares under option	Weighted average exercise price per share
Balance at December 31, 1999	41,560	$ 18.01
Granted	4,080	31.30
Surrendered	—	—
Exercised	(5,600)	16.00
Balance at December 31, 2000	40,040	19.65
Granted	4,080	32.50
Surrendered	—	—
Exercised	(2,600)	16.00
Balance at December 31, 2001	41,520	$ 21.14

(Continued)

Notes to Financial Statements

December 31, 2001, 2000 and 1999

Stock options outstanding and exercisable on December 31, 2001 and 2000 were as follows:

2001

Exercise price per share	Shares under option	Weighted average remaining contractual life in years
Outstanding:		
$16.00	25,200	7.0
22.50	4,080	7.0
30.00	4,080	8.0
31.30	4,080	9.0
32.50	4,080	10.0
$16.00 – 32.50	41,520	7.6
Exercisable:		
$16.00	25,200	7.0
22.50	4,080	7.0
30.00	4,080	8.0
31.30	4,080	9.0
32.50	4,080	10.0
$16.00 – 32.50	41,520	7.6

2000

Exercise price per share	Shares under option	Weighted average remaining contractual life in years
Outstanding:		
$16.00	27,800	8.0
22.50	4,080	8.0
30.00	4,080	9.0
31.30	4,080	10.0
$16.00 – 31.30	40,040	8.3
Exercisable:		
$16.00	20,120	8.0
22.50	4,080	8.0
30.00	4,080	9.0
31.30	4,080	10.0
$16.00 – 31.30	32,360	8.4

(Continued)

Notes to Financial Statements

December 31, 2001, 2000 and 1999

Had compensation expense for the Company's stock options been recognized based on the fair value on the grant date under the methodology prescribed by SFAS No. 123, the Company's net earnings and earnings per share for the years ended December 31, 2001, 2000, and 1999 would have been impacted as shown in the following table:

		2001	2000	1999
Reported net earnings	$	2,069,570	2,046,571	1,947,776
Pro forma net earnings		2,058,300	2,035,300	1,872,800
Reported diluted earnings per share		1.87	1.86	1.86
Pro forma diluted earnings per share		1.86	1.85	1.79

The fair value of options granted, which is amortized to expense over the option vesting period in determining the pro forma impact, is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2001	2000	1999
Expected life of option	10 yrs	10 yrs	10 yrs
Risk-free interest rate	3.50%	4.15%	5.16%
Expected volatility of Company stock	12.00%	12.70%	12.00%
Expected dividend yield of Company stock	2.84%	1.67%	2.67%

The weighted average fair value of options granted during 2001 and 2000 is as follows:

		2001	2000	1999
Fair value of each option granted	$	7.84	8.05	8.09
Total number of options granted		54,720	50,640	46,560
Total fair value of all options granted		429,094	407,510	376,651

In accordance with SFAS No. 123, the weighted average fair value of stock options granted is required to be based on a theoretical statistical model using the preceding Black-Scholes assumptions.

(Continued)

(11) Net Income per Share

Presented below is a summary of the components used to calculate diluted earnings per share for the years ended December 31, 2001, 2000, and 1999:

	2001	2000	1999
Diluted earnings per share:			
Weighted average common shares outstanding	1,095,706	1,091,538	1,034,346
Effect of the assumed exercise of stock options-based on the treasury stock method using average market price	12,924	9,164	12,453
Total weighted average common shares and potential common stock outstanding	1,108,630	1,100,702	1,046,799

(12) Employee Benefit Plans

The Company adopted a 401(k) employee incentive savings plan effective January 1, 1988. Employees become eligible after completing six months of service and attaining age 20.5. They can contribute a minimum of 1% up to 10% of salary to the plan. The Company contributes twenty-five cents for each dollar the employee contributes, up to 4% of the employee's salary. Total Company contributions to the plan during 2001, 2000, and 1999 were $28,829, $24,249, and $31,428, respectively.

The Company also maintains a profit-sharing plan for eligible employees. Eligibility requirements for this plan are the same as the 401(k) Employee Incentive Savings Plan. Annual profit sharing contributions of $110,600, $82,000, and $98,000 were made in 2001, 2000, and 1999, respectively.

(13) Fair Value of Financial Instruments

SFAS 107, *Disclosures about Fair Value of Financial Instruments*, requires disclosure of fair value information about financial instruments, whether or not recognized on the face of the balance sheet, for which it is practicable to estimate that value. The assumptions used in the estimation of the fair value of the Company's financial instruments are explained below. Where quoted market prices are not available, fair values are based on estimates using discounted cash flow and other valuation techniques. Discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The following fair value estimates cannot be substantiated by comparison to independent markets and should not be considered representative of the liquidation value of the Company's financial instruments, but rather a good-faith estimate of the fair value of financial instruments held by the Company. SFAS No. 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements.

(Continued)

Notes to Financial Statements

December 31, 2001, 2000 and 1999

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

(a) ***Cash, Cash Equivalents, and Interest Earning Deposits With Other Financial Institutions***

Fair value equals the carrying value of such assets.

(b) ***Investment Securities***

The fair value of investment securities is based on quoted market prices.

(c) ***Loans***

The fair value of loans is calculated using discounted cash flows and excludes lease-financing arrangements. The discount rates used to determine the present value of the loan portfolio are estimated market discount rates that reflect the credit and interest rate risk inherent in the loan portfolio. The estimated maturities are based on the Company's historical experience with repayments adjusted to estimate the effect of current market conditions. The carrying amount of accrued interest approximates its fair value.

(d) ***Deposits***

The fair value of deposits with no stated maturity, such as non-interest bearing demand deposits, NOW accounts, savings and money market deposit accounts, is equal to the carrying value. Certificates of deposit have been valued using discounted cash flows. The discount rates used are based on estimated market rates for deposits of similar remaining maturities.

The fair value estimates in the table below do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

(e) ***Securities Sold Under Agreements to Repurchase***

Due to their short-term nature, the fair value of securities sold under agreements to repurchase approximates their carrying value.

(f) ***FHLB and Other Borrowed Funds***

The fair value of the Company's other borrowed funds approximates the carrying value of such liabilities. The fair value of FHLB advances is based on current borrowing rates.

(g) ***Commitments to Extend Credit and Standby Letters of Credit***

There is no market for the commitment to extend credit and standby letters of credit and they were issued without explicit cost. Thereby it is not practical to establish their fair value.

(Continued)

Notes to Financial Statements

December 31, 2001, 2000 and 1999

The carrying value and estimated fair value of the Company's financial instruments at December 31, 2001 and 2000 are as follows (in thousands):

		2001		2000	
		Carrying amount	**Estimated fair value**	**Carrying amount**	**Estimated fair value**
Financial assets:					
Cash and short-term investments	$	19,348	19,348	20,360	20,360
Investment securities	$	41,615	41,615	60,812	60,856
Loans, net of unearned income and allowance for loan losses	$	147,052	151,823	139,595	138,796
Financial liabilities:					
Deposits	$	180,509	181,433	191,590	194,677
Securities sold under agreements to repurchase	$	9,069	9,069	10,667	10,671
Other borrowed funds	$	416	416	596	596
FHLB advances	$	6,235	6,885	5,889	5,839

(14) Dividends From Subsidiary

Dividends paid by the subsidiary bank are the primary source of funds available to the Corporation for payment of dividends to its stockholders and for other needs. Applicable federal and state statutes and regulations impose restrictions on the amounts of dividends that may be declared by the subsidiary bank. In addition, the subsidiary bank is also required to maintain minimum amounts of capital to total "risk-weighted" assets, as defined by banking regulators. Capital adequacy considerations could further limit the availability of dividends from the subsidiary bank. At December 31, 2001, the Bank could have declared dividends of approximately $4,220,425 without prior approval of regulatory authorities.

(Continued)

(15) Comprehensive Income

The following is a summary of the components of other comprehensive income:

	Year ended December 31		
	2001	2000	1999
Other comprehensive income before tax			
Unrealized holding gains (losses) arising during the period, net	$ 613,205	1,390,551	(1,790,555)
Less: reclassification adjustment for gains included in net earnings	173,214	34,725	31,907
Other comprehensive income, before income taxes	439,991	1,355,826	(1,822,462)
Income tax expense (benefit) related to other comprehensive income:			
Unrealized holding gains (losses) arising during the period, net	245,280	556,250	(716,222)
Less: reclassification adjustment for gains included in net income	69,286	13,890	12,763
Total income tax expense (benefit) related to other comprehensive income	175,994	542,360	(728,985)
Other comprehensive income (loss), after taxes	$ 263,997	813,466	(1,093,477)

(16) Litigation

The Corporation and its subsidiary bank are involved in various legal proceedings arising in connection with their business. In the opinion of management, based upon consultation with legal counsel, the ultimate resolution of these proceedings is not expected to have a material adverse effect upon the financial statements of the Company.

(Continued)

(17) Commitments

The Corporation's subsidiary bank leases certain property and equipment for use in its business. These leases have lease terms generally not in excess of five years. Future minimum rental payments required under operating leases, which have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2001, are as follows:

Years ending December 31		
2002	$	101,875
2003		95,125
2004		94,857
2005		83,652
2006		49,902
Thereafter		—
	$	425,411

Rental expense for all operating leases charged to earnings aggregated $105,625, $92,175, and $103,298 for the years ended December 31, 2001, 2000, and 1999, respectively.

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit, and financial guarantees. Such instruments involve elements of credit risk in excess of the amounts recognized in the consolidated financial statements.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, standby letters of credit, and financial guarantees written is represented by the contractual amount of these instruments. The Company uses the same credit policies in making conditional obligations as it does for on-balance-sheet instruments.

The financial instruments whose contract amounts represent credit risk as of December 31, 2001, are as follows:

Commitments to extend credit	$	13,983,989
Standby letters of credit		637,000

Standby letters of credit are commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds various assets as collateral supporting those commitments for which collateral is deemed necessary.

(Continued)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

(18) Other Noninterest Income and Expense

Components of other noninterest expense exceeding 1% of the total of interest income and other income for any of the years ended December 31, 2001, 2000, and 1999, respectively, include the following:

		2001	2000	1999
Data processing fees	$	247,584	297,320	252,773
Supplies expenses		214,006	279,544	293,732

(19) Regulatory Matters

The Company and the subsidiary bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory – and possibly additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework of prompt corrective action, the Company and the subsidiary bank must meet specific capital guidelines that involve quantitative measures of each bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification of the Company and the subsidiary bank are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the subsidiary bank to maintain minimum core capital (Tier I Capital) of at least 4% of risk-weighted assets, minimum total capital (Total Qualifying Capital) of at least 8% of risk-weighted assets and a minimum leverage ratio of at least 4% of average assets. Management believes, as of December 31, 2001, that the Company and the subsidiary bank meet all capital adequacy requirements to which they are subject.

(Continued)

Notes to Financial Statements

December 31, 2001, 2000 and 1999

As of December 31, 2001, the most recent notification from the appropriate regulatory agencies categorized the subsidiary bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized", the subsidiary banks must maintain minimum Total Qualifying Capital, Tier I Capital, and leverage ratios of at least 10%, 6%, and 5%, respectively. There are no conditions or events since that notification that management believes have changed the subsidiary bank's category.

The following table presents the actual capital amounts and ratios of the Corporation and its significant subsidiary banks at December 31, 2001 and 2000:

	Total Qualifying Capital		Tier I Capital		Leverage	
	Amount	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
As of December 31, 2001						
Consolidated	$ 23,570	14.54%	$ 21,577	13.31%	$ 21,577	9.88%
United Bank	22,564	13.84%	20,571	12.62%	20,571	9.46%
As of December 31, 2000						
Consolidated	21,992	14.52%	20,099	13.27%	20,099	9.13%
United Bank	20,973	14.02%	19,102	12.77%	19,102	8.57%

(Continued)

(20) Parent Company Financial Information

The condensed financial information for United Bancorporation of Alabama, Inc. (Parent Company Only) follows:

(Parent Company Only)
Condensed Balance Sheet Information
December 31, 2001 and 2000

Assets		2001	2000
Cash	$	175,156	91,957
Dividend receivable from subsidiary bank		384,055	328,000
Other receivable		—	88,250
Premises and equipment		840,588	835,172
Investment in subsidiary bank		20,840,844	19,106,608
Total assets	$	22,240,643	20,449,987
Liabilities and Stockholders' Equity			
Other liabilities	$	394,150	345,514
Stockholders' equity:			
Class A common stock of $.01 par value. Authorized 5,000,000 shares; 1,159,481 and 1,156,881 shares issued in 2001 and 2000, respectively		11,595	11,569
Class B common stock of $.01 par value. Authorized 250,000 shares; no shares issued		—	—
Preferred stock of $.01 par value. Authorized 250,000 shares; no shares issued		—	—
Surplus		5,056,304	4,994,477
Retained earnings		16,961,631	15,550,141
Accumulated other comprehensive income, net of tax		268,863	4,866
		22,298,393	20,561,053
Less 62,181 and 62,649 treasury shares at cost in 2001 and 2000, respectively		451,900	456,580
Total stockholders' equity		21,846,493	20,104,473
Total liabilities and stockholders' equity	$	22,240,643	20,449,987

(Continued)

Consolidated Balance Sheets

December 31, 2001 and 2000

(Parent Company Only)
Condensed Statements of Operations Information
Years ended December 31, 2001, 2000, and 1999

		2001	2000	1999
Income:				
Cash dividends from subsidiary	$	659,055	766,000	333,393
Other		43,550	36,850	41,967
Expense:				
Salaries and benefits		12,480	80,760	193,359
Other		90,794	130,413	80,846
Earnings before equity in undistributed earnings of subsidiary		599,331	591,677	101,155
Equity in undistributed earnings of subsidiary		1,470,239	1,454,894	1,846,621
Net earnings	$	2,069,570	2,046,571	1,947,776

(Continued)

Consolidated Balance Sheets

December 31, 2001 and 2000

(Parent Company Only)
Condensed Statements of Cash Flows Information
Years ended December 31, 2001, 2000, and 1999

	2001	2000	1999
Cash flows from operating activities:			
Net earnings	$ 2,069,570	2,046,571	1,947,776
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Equity in undistributed earnings of subsidiary	(1,470,239)	(1,454,894)	(1,846,621)
Compensation expense arising from stock option awards	12,480	45,760	193,359
Increase (decrease) in other liabilities	48,636	8,734	(152,050)
Decrease (increase) in receivables	32,195	(328,000)	519,831
Net cash provided by operating activities	692,642	318,171	662,295
Cash flows from investing activities:			
Purchases of premises and equipment	(5,416)	(204,316)	(74,031)
Capital investment in subsidiary	—	—	(725,000)
Net cash used in investing activities	(5,416)	(204,316)	(799,031)
Cash flows from financing activities:			
Cash dividends	(658,080)	(601,300)	(584,112)
Proceeds from private placement	—	44,000	1,055,142
Proceeds from sale of treasury stock	12,453	19,713	—
Exercise of stock options	41,600	89,600	80,000
Net cash provided by financial activities	(604,027)	(447,987)	551,030
Net increase (decrease) in cash	83,199	(334,132)	414,294
Cash, beginning of year	91,957	426,089	11,795
Cash, end of year	$ 175,156	91,957	426,089

Management Discussion and Analysis

LIQUIDITY

One of the Bank's goals is to provide adequate funds to meet changes in loan demand or any potential increase in the normal level of deposit withdrawals. This goal is accomplished primarily by generating cash from operating activities and maintaining sufficient short-term assets. These sources, coupled with a stable deposit base, allow the Bank to fund earning assets and maintain the availability of funds. Management believes that the Bank's traditional sources of maturing loans and investment securities, cash from operating activities and a strong base of core deposits are adequate to meet the Bank's liquidity needs for normal operations. To provide additional liquidity, the Bank utilizes short-term financing through the purchase of federal funds, and maintains a borrowing relationship with the Federal Home Loan Bank to provide liquidity. Should the Bank's traditional sources of liquidity be constrained, forcing the Bank to purse avenues of funding not typically used, the Bank's net interest margin could be impacted negatively.

As of December 31, 2001, management believes liquidity was adequate. The corporation relies primarily on the Bank for its liquidity needs. In addition to $2,644,000 in federal funds sold, the balance of the Bank's cash and due from banks was $16,704,812 at year end. At December 31, 2001 the gross loan to deposit ratio was 82.57%. The Corporation's bank subsidiary has an Asset Liability Committee, which has as its primary objective the maintenance of specific funding and investment strategies to achieve short-term and long-term financial goals. A contract with a public entity that maintained accounts with an aggregate balance of $20,741,491 at the end of December, 2000, ended March 1, 2000. The Bank replaced these funds with FHLB advances, internet time deposits and the sale of securities. The Bank did not experience any liquidity problems from the withdrawal of these funds.

As revealed in the Consolidated Statement of Cash Flows, the Corporation generates the majority of its cash flows from financing activities. Financing activities used $13,115,677 in cash in 2001, with the majority of this coming from a net decrease in deposits. The investing activities of the Corporation provided $9,590,738 of the cash flows primarily from the investment portfolio of the Bank. Operations provided $2,513,578 in cash flows with these funds coming from net income and depreciation for the year ended December 31, 2001.

INTEREST RATE SENSITIVITY

The Bank's exposure to interest rate risk is reviewed on a quarterly basis by the Board of Directors and the ALCO. Interest rate risk exposure is measured using interest rate sensitivity analysis to determine the Bank's change in NPV in the event of hypothetical changes in interest rates. Further, interest rate sensitivity gap analysis is used to determine the repricing characteristics of the Bank's assets and liabilities. The ALCO is charged with the responsibility to maintain the level of sensitivity of the Bank's net interest margin within Board approved limits..

Interest rate sensitivity analysis is used to measure the Bank's interest rate risk by computing estimated changes in NPV of its cash flows from assets, liabilities, and off-balance sheet items in the event of a range of assumed changes in market interest rates. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 100 - 300 basis points increase or decrease in market interest rates. The Bank uses the Asset liability model developed by HNC, an independent third party vendor, which takes the current rate structure of the portfolio and shocks for each rate level and calculates the new market value of equity at each rate. The Bank's Board of Directors has adopted an interest rate risk policy, which establishes maximum allowable decreases in net interest margin in the event of a sudden and sustained increase or decrease in market interest rates. The following table presents the Bank's projected change in NPV (fair value assets less fair value liabilities) for the various rate shock levels as of December 31, 2001. All market risk sensitive instruments presented in this table are held to maturity or available for sale. The Bank has no trading securities.

Management Discussion and Analysis

MARKET RISK

Market risk is the risk of loss from adverse changes in market prices and rates. The Bank's market risk arises principally from interest rate risk inherent in its lending, deposit and borrowing activities. Management actively monitors and manages its interest rate risk exposure. Although the Bank manages other risk, such as credit quality and liquidity risk, in the normal course of business, management considers interest rate risk to be its most significant market risk. Interest rate risk could potentially have the largest material effect on the Bank's financial condition and results of operations. Other types of market risks, such as foreign currency exchange rate risk, do not generally arise in the Bank's normal course of business activities.

The Bank's profitability is affected by fluctuations in interest rates. Management's goal is to maintain a reasonable balance between exposure to interest rate fluctuations and earnings potential. A sudden and substantial increase in interest rates may adversely impact the Bank's earnings to the extent that the interest rates on interest-earning assets and interest-bearing liabilities do not change at the same speed, to the same extent or on the same basis.

The Bank's Asset Liability Management Committee ("ALCO") monitors and considers methods of managing the rate and sensitivity repricing characteristics of the balance sheet components consistent with maintaining acceptable levels of changes in the net portfolio value ("NPV") and net interest income. NPV represents the market values of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items over a range of assumed changes in market interest rates. A primary purpose of the Bank's ALCO is to manage interest rate risk to effectively invest the Bank's capital and to preserve the value created by its core business operations. As such, certain management monitoring processes are designed to minimize the impact of sudden and sustained changes in interest rates on NPV and net interest income.

CAPITAL RESOURCES

The Corporation has historically relied primarily on internally generated capital growth to maintain capital adequacy. The average assets to average equity ratio during 2001 was 9.31% as compared to 8.58% in 2000. Total stockholders' equity on December 31, 2001 was $21,846,493, an increase of $1,742,020, or 8.66%, from $20,104,473 at year end 2000. This increase is the result of the Corporation's net earnings during 2001, less dividends declared to stockholders of $658,080, plus other comprehensive income of $263,997, the sale of stock and the exercise of stock options. The Corporation's risk based capital of $23,570,000, or 14.54%, at December 31, 2001, was well above the Corporation's minimum risk based capital requirement of $12,972,000 or 8.0% of risk weighted assets. Based on management's projections, internally generated capital should be sufficient to satisfy capital requirements for existing operations into the foreseeable future; however, continued growth into new markets may require the Bank to access external funding sources.

SUMMARY OF OPERATIONS

The Corporation's 2001 net income was $2,069,570, as compared to a net income in 2000 of $2,046,571. Average net interest spread decreased by 2 basis points from 3.80% in 2000 to 3.78% in 2001. This decrease was caused by the rapid decline in interest rates in the year 2001. Average interest earning assets, which decreased from $202,623,000 in 2000 to $202,162,000 in 2001, produced a $14,821 increase in net interest income in 2001. Non-interest income increased by $641,528 from $1,662,429 in 2000 to $2,303,957 in 2001. The provision for loan losses in 2001 was $480,000 as compared to $475,000 in 2000. The 2001 provision was the amount established by management to maintain the allowance at the appropriate level. Non-interest expenses for 2001 increased $654,576 from $7,226,178 in 2000 to $7,880,754 in 2001.

Management Discussion and Analysis

The Corporation's 2000 net income was $2,046,571, as compared to a net income in 1999 of $1,947,776. Average net interest spread decreased by 28 basis points from 4.06% in 1999 to 3.78% in 2000. This is due to an increase in interest rates, which drove the cost of deposits up faster than the interest rates on loans. Average interest earning assets, which increased from $187,122,000 in 1999 to $202,623,000 in 2000, produced a $372,479 increase in net interest income in 2000. Noninterest income increased by $186,416 from $1,476,013 in 1999 to $1,662,429 in 2000. The provision for loan losses in 2000 was $475,000 as compared to $496,000 in 1999. The 2000 provision was the amount established by management to maintain the allowance at the appropriate level. Noninterest expenses for 2000 increased $416,166 from $6,810,012 in 1999 to $7,226,178 in 2000.

Total interest income (on an FTE basis) decreased to $16,715,000 in 2001, from $17,899,000 in 2000, a decrease of $1,184,000, or 6.61%. This decrease is a function of the average earning assets decreasing $461,000 and falling interest rates. Average loans increased $15,272,000 while the average rate earned decreased 101 basis points. The average interest rate (FTE) earned on all earning assets in 2001 decreased to 8.27% from 8.83% in 2000. The interest rate spread decreased from 3.80% in 2000 to 3.78% in 2001, as rates decreased more on interest earning assets than on interest bearing liabilities. Average taxable investment securities for 2001 were $30,072,000, as compared to $41,268,000 for 2000, a decrease of $11,196,000, or 27.13%. Average tax-exempt investment securities decreased $4,021,000, or 17.29%, to $19,233,000 in 2001 from $23,254,000 in 2000. These changes in investment securities were the result primarily of the loss of $20,000,000 in public fund deposits. The average volume of federal funds sold decreased to $2,122,000 in 2001 from $5,687,000 in 2000, a decrease of $3,565,000 or 62.69%. This decrease was also caused by the loss of the public deposits described above.

Total interest expense decreased $1,104,423, or 12.91%, to $7,451,042 in 2001, from $8,555,465 in 2000. This decrease is a function of the decrease in the volume of interest bearing liabilities and the decrease in interest rates. The average rate paid on interest-bearing liabilities in 2001 was 4.49% as compared to 5.03% in 2000. Average interest-bearing liabilities decreased to $166,020,000 in 2001, from $170,145,000 in 2000, a decrease of $4,125,000, or 2.42%. Average savings and interest-bearing demand deposits decreased $14,607,000 or 24.93% to $43,986,000 in 2001 because of the loss of the public fund deposits, from $58,593,000 in 2000. Average time deposits increased to $102,003,000 in 2001, from $91,937,000 in 2000, an increase of $10,066,000, or 10.95%. The growth in time deposits was fueled by new growth from the new Baldwin County branches, and the purchasing of internet time deposits to help fund the loss of the public funds. The average rate paid on time deposits decreased to 5.46% in 2001 from 5.71% in 2000. This decrease was caused by the rate decreases of the Federal Reserve Bank in the year 2001. The Bank expects the Federal Reserve Bank to increase interest rates in 2002, which will raise the rate paid on Certificates of Deposit.

NET INTEREST INCOME

Total interest income (on an FTE basis) increased to $17,899,000 in 2000, from $15,865,000 in 1999, an increase of $2,034,000, or 12.82%. This increase is a function of the average earning assets increasing $15,501,000 while rising interest rates also influenced the increase. Average loans increased $11,273,000 while the average rate earned increased 24 basis points. The average interest rate (FTE) earned on all earning assets in 2000 increased to 8.83% from 8.48% in 1999. The interest rate spread decreased from 4.06% in 1999 to 3.80% in 2000, as interest rates rose faster on interest bearing liabilities than on interest earning assets. Average taxable investment securities for 2000 were $41,268,000, as compared to $42,807,000 for 1999, a decrease of $1,539,000, or 3.59%. Average tax-exempt investment securities increased $2,155,000, or 10.21%, to $23,254,000 in 2000 from $21,099,000 in 1999. These slight changes were the result of the Bank increasing tax free income in an attempt to maximize returns. The average volume of federal funds sold increased to $6,505,000 in 2000 from $3,554,000 in 1999, an increase of $2,951,000 or 83.03%. This increase was caused by the increase in deposits from a public entity that kept deposits with the Bank for a full year in 2000 as opposed three quarters of the year in 1999.

Management Discussion and Analysis

Total interest expense increased $1,620,000, or 23.36%, to $8,555,000 in 2000, from $6,935,000 in 1999. This increase was a function of the increase in the volume of interest bearing liabilities and the increase in interest rates. The average rate paid on interest-bearing liabilities in 2000 was 5.03% as compared to 4.42% in 1999. Average interest-bearing liabilities increased to $170,145,000 in 2000, from $157,055,000 in 1999, an increase of $13,090,000, or 8.33%. Average savings and interest-bearing demand deposits increased $6,876,000 or 13.29% to $58,593,000 in 2000, from $51,717,000 in 1999. Average time deposits increased to $91,937,000 in 2000, from $83,272,000 in 1999, an increase of $8,665,000, or 10.41%. The average rate paid on time deposits increased to 5.71% in 2000 from 5.09% in 1999. This increase was caused by the rate increases of the Federal Reserve Bank in the year 2000.

PROVISION FOR LOAN LOSSES

The provision for loan losses is that amount necessary to maintain the allowance for loan losses at a level appropriate for the associated credit risk, as determined by management in accordance with generally accepted accounting principles (GAAP), in the current portfolio. The provision for loan losses for the year ended December 31, 2001 was $480,000, as compared to $475,000 in 2000, a increase of $5,000, or 1.05%. The change in the provision maintains the allowance at a level that is determined to be appropriate by management and the board of directors of the Bank.

The allowance for loan losses at December 31, 2001 represents 1.34% of gross loans, as compared to 1.37% at December 31, 2000.

While it is the Bank's policy to charge off loans when a loss is considered probable, there exists the risk of future losses which cannot be quantified precisely or attributed to particular loans or classes of loans. Because this risk is continually changing in response to factors beyond the control of the Bank, management's judgment as to the appropriateness of the allowance for loan losses is approximate and imprecise. Adjustments to the allowance for loan losses may also be required by the FDIC or the Alabama Superintendent of Banks in the course of their examinations of the Bank. Accordingly, no assurances can be given that continued evaluations of the loan portfolio in light of economic conditions then prevailing, results of upcoming examinations, or other factors will not require significant changes to the allowance.

NONINTEREST INCOME

Total noninterest income increased $641,528 or 38.59%, to $2,303,957 in 2001, as compared to $1,662,429 in 2000.

Service charge income increased to $1,607,296 in 2001, from $1,243,544 in 2000, an increase of $363,752, or 29.25%. This increase was attributable to increases in the pricing of the services that the Bank offers, and the growth of demand accounts, when adjusted for the loss of public fund deposits. Commissions on credit life insurance increased $21,257, or 53.22%, to $61,197 in 2001, from $39,940 in 2000. Other income increased to $462,250 in 2001, from $344,220 in 2000, an increase of $118,030 or 35.32%. This increase is attributable to an increase of $66,033 on mortgage origination fees for third parties and an increase of $113,640 in earnings on bank-owned life insurance offset by a decrease in brokerage commissions of $67,492.

Total noninterest income increased $186,416 or 12.63%, to $1,662,429 in 2000, as compared to $1,476,013 in 1999.

Service charge income increased to $1,243,544 in 2000, from $1,108,164 in 1999, an increase of $135,380, or 12.21%. This increase is attributable to increases in the pricing of the services that the Bank offers. Commissions on credit life insurance decreased $5,938, or 12.94%, to $39,940 in 2000, from $45,878 in 1999. Other income increased to $344,220 in 2000, from $290,064 in 1999, an increase of $54,156 or 18.67%.

Management Discussion and Analysis

NONINTEREST EXPENSE

Total noninterest expense increased $654,576, or 9.06%, to $7,880,754 in 2001, from $7,226,178 in 2000. Other expense increased to $2,244,493 in 2001, from $2,125,930 in 2000, an increase of $118,563, or 5.58%. The increase in other expenses is due partly to an increase in ATM fees of $35,231 as transaction volume increased. Telephone expenses increased $46,756. Training expense increased $38,262 due to training related to a completed computer conversion. Salaries and other compensation expense increased $379,989 or 9.89% to $4,221,498 in 2001 from $3,841,509 for 2000. This increase is due to the increase in insurance cost of $45,503, profit sharing of $31,461, payroll taxes of $12,877 and a general increase in salaries along with staffing of new offices. Income tax expense for 2001 was $643,470 as compared to $669,696 in 2000. The effective tax rate in 2001 was 23.72% as compared to 24.65% in 2000.

Basic earnings per share in 2001 were $1.89, as compared to a basic earnings per share of $1.87 in 2000. Diluted earnings per share in 2001 were $1.87 and $1.86 in 2000. Return on average assets for 2001 was 0.95%, as compared to 0.93% in 2000. Return on average equity was 10.16% in 2001, as compared to 10.82% in 2000.

Total noninterest expense increased $416,166, or 6.11%, to $7,226,178 in 2000, from $6,810,012 in 1999. Other expense increased to $2,125,930 in 2000, from $1,926,946 in 1999, an increase of $198,984, or 10.33%. The increase in other expenses was due partly to increased data processing expenses of $44,545 and related professional services of $57,315. There was also an increase in activity at the Federal Reserve that increased Federal Reserve charges of $39,910. Salaries and other compensation expense decreased $37,916 or 0.98% to $3,841,509 in 2000 from $3,879,425 for 1999. This decrease was because several employees left the Bank and were replaced by employees not eligible for profit sharing at year-end, causing $26,500 to be credited to expenses. Income tax expense for 2000 was $669,696 as compared to $625,762 in 1999.

Basic earnings per share in 2000 were $1.87, as compared to a basic earnings per share of $1.88 in 1999. Diluted earnings per share in 2000 were $1.86 and $1.86 in 1999. Return on average assets for 2000 was 0.93%, as compared to 0.97% in 1999. Return on average equity was 10.82% in 2000, as compared to 11.96% in 1999.

LOANS

Total loans increased to $149,045,609 at December 31, 2001, from $141,537,156 at year end 2000, an increase of $7,508,453, or 5.30%. Commercial, financial and agricultural loans increased to $97,881,448 at year end 2001, from $87,479,810 at December 31, 2000. Most of the increase can be attributed to the new Baldwin County offices, more competitive pricing in present markets, and a growth in agricultural loans. Real Estate construction loans decreased by $26,403 or 0.36% in 2001 to $7,377,897 from $7,404,300 in 2000. The majority of these loans are for 1-4 family and owner-occupied commercial building. Real Estate mortgage loans decreased in 2001 by $1,346,729 or 4.67% to $27,233,771 from $28,850,500 in 2000, primarily due to refinancing. Installment loans to individuals decreased to $16,552,493 at December 31, 2001, when compared to $18,072,546 at year end 2000. The ratio of loans to deposits on December 31, 2001, was 82.76%, as compared to 73.87% in 2000.

Total loans increased to $141,537,156 at December 31, 2000, from $123,695,962 at year end 1999, an increase of $17,841,194, or 14.42%. Commercial, financial and agricultural loans increased to $87,479,810 at year end 2000, from $76,705,657 at December 31, 1999. Most of the increase was attributable to the Baldwin County markets, and more competitive pricing in present markets. Real Estate construction loans increased by $3,819,193 or 106.53% in 2000 to $7,404,300 from $3,585,107 in 1999. The increase in these loans was related to the increased economic activity in Baldwin County, one of the fastest growing counties in Alabama. The majority of these loans are for 1-4 family and owner-occupied commercial building. Real Estate mortgage loans increased in 2000 by $3,257,833 or 12.86% to $28,580,500 from $25,322,667 in 1999. Installment loans to individuals remained level at $18,072,546 at December 31, 2000, when compared to $18,082,531 at year end 1999. The ratio of loans to deposits on December 31, 2000, was 73.88%, as compared to 67.51% in 1999.

FORWARD LOOKING STATEMENTS

When used or incorporated by reference herein, the words "anticipate", "estimate", "expect", "project", "target", "goal", and similar expressions, are intended to identify forward-looking statements within the meaning of Section 27A of the Securities Act of 1933. Such forward-looking statements are subject to certain risks, uncertainties and assumptions, including those set forth elsewhere herein, as well as the possibilities of (i) increases in competitive pressures in the banking industry, particularly with respect to community banks; (ii) costs or difficulties, relating to the planned increase in the number of Bank offices, which are greater than expected based on prior experience; (iii) general economic conditions, either nationally or regionally, that are less favorable than expected, resulting in deterioration in loan demand, credit quality and/or borrower liquidity, among other things; (iv) changes which may occur in the regulatory environment; and (v) large and/or rapid changes in interest rates. These forward-looking statements speak only as of the date they are made. The Corporation expressly disclaims any obligations or undertaking to publicly release any updates or revisions to any forward-looking statement contained herein to reflect any change in the Bank's expectations with regard to any change in events, conditions or circumstances on which any such statement is based.

BUSINESS OF UNITED BANCORPORATION OF ALABAMA, INC.

United Bancorporation of Alabama, Inc. (the Corporation) is a one-bank holding company with headquarters in Atmore, Alabama.

The Corporation and its subsidiary, United Bank, are in one business segment, commercial banking. United Bank contributes substantially all of the total operating revenue and significantly all of the consolidated assets of the Corporation. The subsidiary bank serves its customers from ten banking offices located in Atmore, Frisco City, Monroeville, Flomaton, Bay Minette, Silverhill, Magnolia Springs, Foley, Lillian, Alabama, and Jay, Florida.

United Bank offers a broad range of banking services. Services to business customers include providing checking and time deposit accounts and various types of lending services. Services provided to individual customers include checking accounts, NOW accounts, money market deposit accounts, statement savings accounts, repurchase agreements, Internet banking and various other time deposit savings programs and loans, including business, personal, automobile, home improvement and home equity loans. United Bank offers third party brokerage services, Visa and MasterCard, multi-purpose, nationally recognized credit card services, and trust services through Morgan Trust.

MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

The Corporation's authorized common shares consist of the following:

(1) 5,000,000 shares of Class A common stock, $.01 par value per share, of which 1,160,281 shares were issued and outstanding and held by approximately 625 shareholders of record, as of March 20, 2001.

(2) 250,000 shares of Class B common stock, $.01 par value per share, none of which were issued, as of March 20, 2001.

Management Discussion and Analysis

There is no established public trading market for the shares of common stock of the Corporation and there can be no assurance that any market will develop.

The Corporation paid total cash dividends of .60 per share in 2001 and .55 per share in 2000. The Corporation expects to continue to pay cash dividends, subject to the earnings and financial condition of the Corporation and other relevant factors; however, dividends on the Corporation's common stock are declared and paid based on a variety of considerations by the Corporation's Board of Directors and there can be no assurance that the Corporation will continue to pay regular dividends or as to the amount of any such dividends. Payment of future dividends will depend upon business conditions, operating results, capital and reserve requirements, and the Board's consideration of other relevant factors. In addition, the ability of the Corporation to pay dividends is totally dependent on dividends received from its banking subsidiary (see Note 14 to the consolidated financial statements) and is subject to statutory restrictions on dividends applicable to Delaware corporations, including the restrictions that dividends generally may be paid only from a corporation's surplus or from its net profits for the fiscal year in which the dividend is declared and the preceding year. The Corporation is subject to state law restrictions on its ability to pay dividends.

ANNUAL MEETING

The annual meeting of the stockholders of United Bancorporation of Alabama, Inc. will be held Wednesday, May 1, 2002, at 3:00 P.M. in the office of the Corporation, 200 East Nashville Avenue in Atmore, Alabama.

10-K

A copy of the Form 10-K, annual report of the Corporation to the Securities and Exchange Commission will be furnished free of charge to any stockholder upon written request. Requests should be mailed to Stockholder Relations Department, United Bancorporation of Alabama, Inc., Post Office Box 8, Atmore, Alabama 36504.

Selected Financial Data

(Amounts in Thousands except per share data)

	2001	2000	1999	1998	1997	1996
Income statement data:						
Interest Income	$ 16,221	17,310	15,338	14,117	12,323	11,093
Interest Expense	$ 7,451	8,555	6,935	6,697	5,533	4,952
Net interest income	$ 8,769	8,755	8,403	7,420	6,790	6,141
Provision for loan lossess	$ 480	475	496	240	340	171
Net interest income after provision for loan losses	$ 8,289	8,280	7,907	7,180	6,450	5,970
Investment securities gains/(lossess), net	$ 173	35	32	133	(29)	35
Net earnings	$ 2,070	2,047	1,948	1,932	1,730	1,473
Balance sheet data:						
Total assets	$ 219,955	231,487	221,967	189,193	64,545	145,278
Total loans, net	$ 147,052	139,595	122,000	103,090	85,328	73,002
Total deposits	$ 180,509	191,590	183,208	152,826	35,282	123,075
Total Stockholders' equity	$ 21,846	20,104	17,647	16,048	14,627	13,263
Per share data:						
Basic earnings per share	$ 1.89	1.87	1.88	1.87	1.68	1.43
Fully diluted earnings per share	$ 1.87	1.86	1.86	1.87	1.68	1.43
Cash dividend per share	$ 0.60	0.55	0.55	0.55	0.50	0.50

United Bancorporation of Alabama, Inc.

Directors

L. Walter Crim
Owner, Central Farm Supply

H. Leon Esneul
Pecan Grower and Managing Partner of the Doris Company, Limited Partnership

William C. Grissett
Owner, Escambia Lawn & Rental Center, Inc.

Robert R. Jones, III
President and Chief Executive Officer, United Bank

William J. Justice, P.D.
President, Greenlawn Pharmacy

Bobby W. Sawyer
President, Hammer, Inc. Construction Company

David D. Swift
Corporate Officer, Swift Lumber Co., Inc. and Swift Supply Co., Inc.

Officers

H. Leon Esneul, *Chairman*

William J. Justice, P.D., *Vice Chairman*

Robert R. Jones, III, *President*

David D. Swift, *Secretary*

Mitchell D. Staples, *Treasurer*

United Bank

Subsidiary of United Bancorporation of Alabama, Inc.

Directors

David D. Swift,
Chairman

William J. Justice, P.D.,
Vice Chairman

Robert R. Jones, III,
President and Chief Executive Officer

Michael R. Andreoli

Dale M. Ash

L. Walter Crim

Leslie H. Cunningham

H. Leon Esneul

William C. Grissett

J. Carl Mixon

Willie W. Saucer

Bobby W. Sawyer

J.W. Trawick

Eddie L. Tullis

Directors Emeritus

W.E. Broughton

John E. Conn, Jr.

Eddie A. Staff, Sr.

Claude S. Swift

John B. Swift, Jr.

James Witherington

Administration

Robert R. Jones, III
President and CEO

G. Wayne Chisenhall
Senior Vice President

Lee G. Dabbs
Senior Vice President

David L. Kittrell
Senior Vice President, Agriculture Loans

Jamie M. Lipham
Senior Vice President, Retail Banking

Mitchell D. Staples
Senior Vice President and CFO

Gregory E. Strachan
Senior Vice President, Senior Loan Officer

Diana S. Gillam
Vice President, Marketing

Alex B. McDowell
Vice President, Mortgage Services

Al E. Smith
Vice President, Information Systems

H. Bruce Trammell
Vice President, Special Assets

H. John Brantley, Jr.
Assistant Vice President, Human Resources

Susan M. Currie
Assistant Vice President, Loan Operations

J. Earl Everette
Assistant Vice President, Controller

Charles A. Goldman
Assistant Vice President, Agricultural Loans

Nancy E. Helton
Assistant Vice President, Electronic Banking

Nancy Johnson
Assistant Vice President

Charles E. Karrick
Assistant Vice President and Corporate Secretary

Cathy D. Lowrey
Assistant Vice President, Operations

Annette B. Martin
Assistant Vice President, Mortgage Services

Sherry G. Schaeffer
Assistant Vice President and Internal Auditor

Monroeville

Lillian

Frisco City

Silverhill

We rock 10 branches,
9 ATM locations...

Bay Minette



Foley

Jay

Flomaton

And we rock the world!
www.ubankal.com



Atmore

Magnolia Springs

Branch Offices

Atmore
200 East Nashville Avenue
Atmore, Alabama 36502
251.368.2525
Carolyn G. Crane, Vice President & Manager
Nancy Johnson, Assistant Vice President

Atmore, South Side
105 Lindberg Avenue
Atmore, Alabama 36502

Bay Minette
404 Courthouse Square
Bay Minette, Alabama 36507
251.937.0052
Claude A. Coleman, Vice President & Manager
Margaret V. Phillips, Vice President, Mortgage Services

Flomaton
705 Flomaton Boulevard
Flomaton, Alabama 36441
251.296.3493
George M. Hendricks, Jr., Vice President & Manager

Foley
516 S. McKenzie Street
Foley, Alabama 36535
251.943.2020
P. Blane Petroutson, Vice President & Manager
Jerry W. Brooks, Assistant Vice President
Kellie Ridgeway, Assistant Branch Manager

Frisco City
4285 Bowden Street
Frisco City, Alabama 36445
251.267.3161
Dorothy Baker, Assistant Vice President
Shirley A. Maughon, Assistant Vice President

Jay
207 Spring Street
Jay, Florida 32565
850.675.6000
Carl D. Brittain, Vice President & Manager

Lillian
34354 U.S. Highway 98
Lillian, Alabama 36549
251.962.2010
Russell D. Barnes, Assistant Vice President & Manager

Monroeville
1588 South Alabama Avenue
Monroeville, Alabama 36460
251.743.3161
H. Lee Short, Vice President & Manager

Silverhill
21950 Broad Street
Silverhill, Alabama 36576
251.945.1902
Judy C. Green, Assistant Vice President & Manager

Magnolia Springs
12143 Magnolia Springs Highway
Magnolia Springs, Alabama 36555
251.965.5315
Jan Corbitt, Branch Manager
Belinda G. Grantham, Assistant Vice President, Mortgage Services

ATM Locations

Atmore Branch

Bay Minette Branch

Flomaton Branch

Foley Branch

Frisco City Branch

Lillian Branch

Monroeville Branch

Diamond Oil,
Highway 59,
2950 S. Alabama Street,
Monroeville

Hickey's BP,
Highway 31, Perdido

We're going to keep on rocking.



Personal Checking
Freedom Checking
NOW Accounts - *Interest-earning with minimum balance*
United Money Fund Accounts

Business Checking
Regular Business Checking
Business Check-For-Less

Savings
Statement Savings
Christmas Club Accounts
Certificates of Deposit
Trade-A-Rate Certificates of Deposit

Individual Retirement Accounts
IRA Certificates of Deposit and Self-Directed Investments
- *Traditional IRA*
- *Roth IRA*
- *Education IRA*
- *Simplified Employee Pension (SEP)*
- *Spousal IRA*
- *Rollover/Direct Rollover/Transfer IRA*
- *Simple IRA*

Financial Services
Trust Services
- *Personal Trust Services*
- *Foundations and Endowments*
- *Institutional Trust Services*

Employee Benefit Retirement Plan Services
- *Qualified Retirement Plans*
- *Non-Qualified Deferred Compensation Plans*

Full-Service Brokerage and Insurance-*available through PRIMEVEST Financial Services, Inc. (Securities provided by PRIMEVEST: Not FDIC Insured, No Financial Institution Guarantee, May Lose Value)*
- *Mutual Funds*
- *Stocks and Bonds*
- *Money Markets*
- *Tax-Favored Investments*
- *Annuities*
- *Life Insurance*
- *Financial Planning*
- *Retirement Planning*
- *Portfolio Management*
- *Asset Allocation*
- *And More!*

Loans
Personal Loans
Vehicle Loans
Commercial Loans
Agriculture Loans
Small Business Administration (SBA) Loan Guarantees
Advantage Home Equity Credit Line
15-year to 30-year Fixed Rate Conventional Mortgage Loans
Home Construction Loans
Other Mortgage Loans
Rural Housing Loan Program
Credit Cards
- *Classic*
- *Flag Classic*
- *Affinity - benefits community programs*

Merchant Card Program
Commercial Accounts Receivables Program
Equipment Leasing Program

Miscellaneous
Advantage 24 ATM
Advantage 24 Bankline
Overdraft Protection
Imaged Statements
Internet Banking
FDIC Insurance Coverage
Automated Clearing House (ACH)
Night Depository Services
Drive-in Banking Services
Notary Services
Wire Transfer Services
Safe Deposit Box Services
Collection Services
Official Checks
Money Orders
Travelers Checks
Lock Box Services
Purchase and Redemption of Savings Bonds


Products
& Services

United Bancorporation of Alabama, Inc.

200 East Nashville Avenue
Post Office Box 8
Atmore, Alabama 36504

Tel 251.368.2525
Fax 251.368.9777

www.ubankal.com